FORM 4

□ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).**

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer
DeLude, Ronald T.	**PremierWest Bancorp PRWT**	(Check all applicable)

1. Name and Address of Reporting Person*: **DeLude, Ronald T.**

(Last) (First) (Middle)

503 Airport Road

(Street)

Medford, OR 97501

(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol: **PremierWest Bancorp PRWT**

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year: **December 10, 2002**

5. If Amendment, Date of Original (Month/Year): **10/31/02**

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

_____ Director   _____ 10% Owner

__X__ Officer (give   _____ Other (specify
title below)   below)

Senior Vice President

7. Individual or Joint/Group Filing (Check Applicable Line)

__X__Form filed by One Reporting Person
___Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock							**1,050.00**	**D**	
Common Stock							**1,783.00**	**I**	**By 401(k)**
Common Stock							**5,460.00**	**I**	**By IRA**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

SEC 1474 (3-99)

DeLude, Ronald T.
December 10, 2002

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (062002d) (right to buy)	$7.06	06/20/2002	A	V	2,500.00		06/20/2003	06/20/2012	**Common Stock**	2,500.00		2,500.00	D	
Stock Option (090100) right to buy	$4.53						(1)	09/01/2010	**Common Stock**	8,269.00		8,269.00	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
    See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

/s/Gordon E. Crim   **12/10/2002**

** Signature of Reporting Person   Date

Gordon E. Crim, Attorney in Fact for
Ronald T. DeLude

Form 4
December 10. 2002

DeLude, Ronald T.

503 Airport Road

Medford, OR 97501

Explanation of responses:

(1)   **The options vest 3,750 shares on 9/1/2002 and 3,750 shares on 9/1/2003.**